

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 22, 2009

Via U.S. Mail and Fax (310) 964-0835
Patrick Doyle
Chief Financial Officer
The DIRECTV Group, Inc.
2230 East Imperial Highway
El Segundo, CA 90245

      RE: **The DIRECTV Group, Inc.**
                  Form 10-K for the fiscal year ended December 31, 2008

                  File No. 001-31945

Dear Mr. Doyle:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director